MORGAN STANLEY SMALL-MID SPECIAL VALUE FUND

522 Fifth Avenue

New York, NY 10036

August 28, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry Greene, Division of Investment Management

Re:

Morgan Stanley Small-Mid Special Value Fund

(File Nos. 333-83234 and 811-21042)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Small-Mid Special Value Fund (the “Fund”) filed with the Securities and Exchange Commission on June 21, 2007.  Below, we provide responses to or explanations of the Staff’s comments, as requested.

GENERAL COMMENTS TO FORM N-1A

Comment 1.

Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.

  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.

Confirm whether the Fund’s strategies of investing in forward foreign currency exchange contracts, initial public offerings, common stocks of large capitalization companies, fixed-income securities, options, futures and real estate investment trusts as listed in the section entitled “Principal Investment Strategies” are considered principal investment strategies of the Fund.

Response 2.

 These investments are considered principal investment strategies of the Fund, and relevant disclosure appears in the sections of the prospectus entitled “Principal Investment Strategies,” “Principal Risks,” “Additional Investment Strategy Information” and “Additional Risk Information.”

Comment 3.

In the section entitled “Principal Investment Strategies,” it states that the Adviser may seek to identify companies with growth opportunities that are not fairly valued in the marketplace, including companies that are “turnaround candidates.”  Does the term “turnaround candidates” include companies currently in bankruptcy proceedings?

Response 3.

 The Fund does not invest in companies currently involved in bankruptcy proceedings.

Comment 4.

In the section entitled “Principal Investment Strategies,” it states that the Fund may invest up to 15% of its assets in foreign securities.  Please include foreign securities risk disclosure in the prospectus, and emerging markets risk, if applicable.

Response 4.

 Foreign securities risk disclosure appears in the section of the prospectus entitled “Principal Risks.” The Fund may not invest more than 5% of its assets in emerging markets securities, and disclosure appears in the Fund’s Statement of Additional Information.

Comment 5.

In the section entitled “Principal Risks — Other Risks,” does the reference to the Fund’s investments in “lower-rated securities” include “junk bonds?” Consider adding risk disclosure regarding junk bonds, to the extent the Fund invests in these securities.

Response 5.

 The relevant disclosure appears in the sections of the prospectus entitled “Additional Investment Strategy Information” and “Additional Risk Information.”

Comment 6.

Confirm whether or not appropriate disclosure needs to be added to the fee table if the Fund invested in other investment companies during the last fiscal year.

Response 6.

   The Fund did not invest in other investment companies during the prior fiscal year; therefore, no edits need to be made to the fee table.

Comment 7.

In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 7.

   The footnotes have been moved to after the Example.

COMMENTS TO THE SAI

Comment 8.

In the section entitled “Description of the Fund and its Investments and Risks — Loans of Portfolio Securities,” disclose whether the Fund uses an affiliated securities lending agent.

Response 8.

   The Fund does not use an affiliated securities lending agent.

Comment 9.

Revise the portfolio manager disclosure to note the basis for the discretionary compensation paid to the listed managers during the Fund’s last fiscal year.

Response 9.    We respectfully acknowledge your comment, but we believe the current disclosure is in compliance with Investment Company Act Release No. 26533 (August 23, 2004).  The Release requires that the prospectus include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6301.  Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson

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